SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 28, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Sony and Toshiba Sign Memorandum of Understanding for the Transfer of Certain Semiconductor Fabrication Facilities

October 28, 2015

Sony Corporation
Toshiba Corporation

Sony and Toshiba Sign Memorandum of Understanding for the Transfer of Certain Semiconductor Fabrication Facilities

Tokyo, Japan, October 28, 2015 -- Sony Corporation ("Sony") and Toshiba Corporation ("Toshiba") today announced that they have entered into a non-binding memorandum of understanding that confirms their intent to negotiate the transfer to Sony of certain Toshiba owned semiconductor fabrication facilities, equipment and related assets in Oita Prefecture, and also other related equipment and assets.

The parties intend to transfer fabrication facilities, equipment and related assets of Toshiba’s 300mm wafer production line, mainly located at its Oita Operations.  Following the transfer, Sony plans to operate the site as a production facility of Sony Semiconductor Corporation, a wholly-owned subsidiary of Sony, primarily for manufacturing CMOS image sensors.

Negotiations between the parties are proceeding with a view to Toshiba outsourcing production of the semiconductor products Toshiba currently manufactures on its 300mm wafer production line to Sony Semiconductor Corporation following the transfer.

The parties also are planning to make arrangements to offer the employees of Toshiba and its affiliates, employed at the manufacturing facilities to be transferred, as well as those involved in areas such as CMOS image sensor engineering and design (approximately 1,100 employees in total), employment within the Sony Group, upon the completion of the transfer.

This acquisition will enable Sony to increase its production capabilities in the area of CMOS image sensors, where further market growth is anticipated.

Withdrawing from the CMOS image sensors business will allow Toshiba to devote its resources to products where it has a high technological advantage, and aim to improve the profitability of its system LSI business.

After due diligence on the semiconductor fabrication facilities, equipment and related assets to be transferred, Sony and Toshiba aim to execute legally binding definitive agreements by the end of calendar year 2015.  Thereafter, Toshiba and Sony aim to complete the transfer within the fiscal year ending March 31, 2016, subject to any required regulatory approvals.

Outline of 300mm wafer fabrication facilities, Toshiba Oita Operations

Establishment: February, 2004
Location: 3500 Oaza Matsuoka, Oita City, Oita Prefecture, Japan
Building area: 24,100 m2
Total floor space: 48,800 m2
Main products: CMOS image sensors, memory controllers

 EOF